Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Files Early Warning Report

Vancouver, British Columbia – April 12, 2022 – GoldMining Inc. (the "Company") (TSX: GOLD; NYSE-American: GLDG) is issuing this press release under Section 3.1 of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Requirements ("NI 62-103") and pursuant to Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids with respect to the acquisition by the Company of common shares (the "GROY Shares") of Gold Royalty Corp. ("GROY").

On April 12, 2022, the Company acquired 250,000 GROY Shares at an average price of US$4.23 (C$5.33) per share through open market purchases over the facilities of the NYSE American.

Prior to the acquisition, the Company beneficially owned and exercised control and direction of 20,000,000 GROY Shares, representing approximately 14.9% of the outstanding GROY Shares. Immediately following the acquisition, the Company beneficially owned and exercised control and direction of 20,250,000 GROY Shares, representing 15.1% of the outstanding GROY Shares.

The GROY Shares were acquired by the Company for investment purposes, and in the future, the Company may acquire additional securities of GROY, dispose of some or all of the existing or additional securities the Company holds or will hold, or may continue to hold its current position, depending on market conditions, reformulation of plans and/or other relevant factors.

An early warning report (the "Report") will be filed by the Company pursuant to NI 62-103 on SEDAR at www.sedar.com under the profile of GROY. The Company's head office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3. To obtain a copy of the Report, please contact the Company as follows:

GoldMining Inc.
Attn: Pat Obara, Chief Financial Officer
1030 West Georgia Street, Suite 1830
Vancouver, BC V6E 2Y3
Tel: (855) 630-1001

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3